EXHIBIT 8.1
[Letterhead of Rhoads & Sinon LLP]
FILE NO: 9796/8
February 12, 2007
(Tax Opinion)
Board of Directors
Citizens & Northern Corporation
90-92 Main Street
Wellsboro, Pennsylvania 16901
Ladies and Gentlemen:
     We have been requested to provide this opinion concerning certain matters of United States federal income tax law in connection with the proposed merger (the “Merger”) pursuant to which Citizens Bancorp, Inc., a Pennsylvania corporation (“Citizens”), will merge with and into Citizens & Northern Corporation, a Pennsylvania corporation (“C&N”). The Merger is further described in and will be in accordance with the Securities and Exchange Commission Form S-4 Registration Statement initially filed by C&N on February 12, 2007, and as the same shall be amended (the “S-4 Registration Statement”) and the Agreement and Plan of Merger, dated as of December 21, 2006 between the parties (the “Merger Agreement”). This opinion is being provided solely in connection with the filing of the S-4 Registration Statement with the Securities and Exchange Commission with respect to the Merger.
     The Merger is structured as a statutory merger with C&N surviving the Merger, for the consideration payable to Citizens shareholders as described in Section 1.02 of the Merger Agreement. In connection with the Merger, C&N desires to merge Citizens Trust Company, a Pennsylvania bank and trust company and wholly-owned subsidiary of Citizens into Citizens & Northern Bank, a Pennsylvania bank and trust company and wholly-owned subsidiary of C&N. Except as otherwise indicated, capitalized terms used herein have the meanings set forth in the Merger Agreement.
     We have acted as counsel to C&N in connection with the Merger. As such, and for purposes of providing this opinion, we have examined and are relying upon (without any independent verification or review thereof) the truth and accuracy, at all relevant times, of the factual statements, representations and assumptions contained in the following documents (including all schedules and exhibits thereto):

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1.	the S-4 Registration Statement;

2.	the Merger Agreement;

3.	tax representation certificates/letters of the Presidents and Chief Executive Officers of C&N and Citizens, each dated as of the date hereof, relating to factual matters surrounding the Merger which are necessary to our rendering of the opinions below; and

4.	such other instruments and documents related to C&N, Citizens and their affiliated companies as we have deemed necessary or appropriate.
     In addition, in connection with providing this opinion, we have assumed (without any independent investigation thereof) that:
1.	original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents; and there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof;

2.	any factual representation or statement made “to the best of knowledge” or otherwise similarly qualified is correct without such qualification, and all factual statements and representations, whether or not qualified, are true and will remain true through the Effective Time and thereafter where relevant;

3.	the Merger will be consummated pursuant to the Merger Agreement which shall remain in full force and effect without amendment thereto;

4.	at all relevant times prior to and through the Effective Date: (i) C&N has not taken or agreed to take any action that could reasonably be expected to prevent the Merger from constituting a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) C&N does not have a plan or intention, directly or through a related party, to acquire any C&N stock issued in the Merger other than pursuant to an open market broker facilitated share repurchase program described in Revenue Ruling 99-58;

5.	at all relevant times prior to and through the Effective Date: (i) Citizens has not taken or agreed to take any action that could reasonably be expected to prevent the Merger from constituting a “reorganization” under Section 368(a) of the Code; (ii) no outstanding indebtedness of Citizens has represented or will represent equity for tax purposes; (iii) no outstanding equity of Citizens has represented or will represent indebtedness for tax purposes; and (iv) no outstanding security, instrument, agreement or arrangement that provides for, contains or represents either a right to acquire Citizens common stock or to share in the appreciation thereof constitutes or will constitute “stock” for purposes of Section 368(c) of the Code.

6.	the Merger is logical and sound from a business standpoint and tax considerations, if present at all, are secondary;

7.	the fair market value of the C&N common stock, plus cash or other property, to be received by Citizens shareholders will, in each instance, be approximately equal to the fair market value of the Citizens common stock surrendered in the exchange;

8.	prior to and in connection with the Merger, neither Citizens nor any party “related” (within the meaning of Treasury Regulation Section 1.368-1(e)(4)) to Citizens has redeemed, purchased or otherwised required and will not redeem, purchase or acquire Citizens common stock, through any transaction, agreement or arrangement with any other person; and

9.	prior to and in connection with the Merger, Citizens has not made and it will not make distributions (other than ordinary, normal or regular distributions made pursuant to Citizen’s historic dividend paying practice) with respect to Citizens common stock.

February 12, 2007

     Based on the foregoing, and subject to the analysis, qualifications, and assumptions set forth herein, and assuming the Merger is consummated in accordance with the provisions of the Merger Agreement (and without any waiver, breach or amendment of any of the provisions thereof), we are of the opinion that, under present United States federal income tax law:
1.	The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code (Section 368(a)(1)(A));

2.	C&N and Citizens will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

3.	No gain or loss will be recognized by C&N or Citizens as a result of the Merger (except for amounts resulting from any required change in accounting methods, any required changes in the treatment of loan loss reserves or any income or deferred gain recognized under the relevant consolidated return regulations) (Section 361);

4.	Citizens shareholders who receive only C&N common stock for their shares of Citizens stock will not recognize any gain or loss with respect to shares of C&N stock received (except with respect to cash received in lieu of a fractional interest in C&N common stock) (Section 354);

5.	Each Citizens shareholder who receives C&N common stock and cash (other than cash in lieu of a fractional share interest in C&N common stock) in exchange for the shareholder’s shares of Citizens common stock will recognize the gain, if any, realized by the shareholder, as ordinary income or capital gain, in an amount not in excess of the amount of cash received, but will not recognize any loss on the exchange (Section 356);

6.	Each Citizens shareholder’s aggregate tax basis in any shares of C&N common stock received in the transaction (including fractional shares deemed received and redeemed) will be the same as the aggregate tax basis of the shares of Citizens common stock the Citizens shareholder surrendered in exchange therefor, decreased by the amount of any cash

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received by the shareholder and increased by the amount of income or gain recognized by the shareholder in the exchange (Section 358); and

7.	Each Citizens shareholder’s holding period in any shares of C&N common stock received in the transaction (including any fractional shares deemed received and redeemed) will, in each instance, include the period during which the shares of Citizens common stock surrendered in exchange therefor were held (Section 1223(1)).
     Our opinions set forth above are based on the existing provisions of the Code, Treasury Regulations (including Temporary Treasury Regulations) promulgated under the Code, published Revenue Rulings, Revenue Procedures and other announcements of the Internal Revenue Service (the “Service”) and existing court decisions, any of which could be changed at any time. Any such changes might be retroactive with respect to transactions entered into prior to the date of such changes and could significantly modify the opinions set forth above. Nevertheless, we undertake no responsibility to advise you of any subsequent developments in the application, operation or interpretation of the United States federal income tax laws.
     As you are aware, no ruling has been or will be requested from the Service concerning the United States federal income tax consequences of the Merger. In reviewing this tax opinion, you should be aware that the opinions set forth above represent our conclusions regarding the application of existing United States federal income tax law to the instant transaction. If the facts vary from those relied upon (or if any factual aspect of any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable in whole or in part. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the Service or that a court considering the issues would not hold otherwise.
     This tax opinion is being delivered to, and for the benefit of, the Board of Directors of C&N and the shareholders of C&N and Citizens in order to express our opinions as to the material United States federal income tax consequences of the Merger.
     We express no opinion as to the United States federal income tax consequences of the Merger to shareholders subject to special treatment under United States federal income tax laws (including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt organizations, persons who hold shares of Citizens common stock in qualified retirement plans or programs, persons who acquired their shares of Citizens common stock as compensation and persons who hold shares of Citizens common stock as part of a hedge, straddle, conversion or constructive sale transaction). In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws, or under federal tax laws other than those pertaining to the federal income tax. The opinions

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expressed herein are limited to the Merger set forth in this letter and no other opinions should be inferred beyond the opinions expressly stated herein.
     To ensure compliance with requirements imposed by the Treasury Department and the Service on written tax opinions pursuant to Circular 230, we inform you that any federal tax advice contained in this communication (including attachments) is not intended or written to be used and cannot be used for the purpose of avoiding tax penalties that may be imposed under the Code. Additionally, if the advice provided herein is used to promote, market or recommend to another person any transaction or matter addressed herein, then all such taxpayers, other than the recipient hereto, that reviews this information, should seek advice based upon that taxpayer’s circumstances from an independent tax advisor with respect to any federal tax or transactional matter discussed herein.
     We do, however, consent to the filing of this opinion as an exhibit to the S-4 Registration Statement and to the use of our name in the S-4 Registration Statement wherever it appears. In giving this consent, however, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder.

Very truly yours,

/s/ Rhoads & Sinon LLP